SEACAP SECURITIES, LLC
(CONFIDENTIAL PURSUANT TO RULE 17a-5)

Computation for Determination of Reserve Requirements and
Information Relating to Possession and control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant
to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain
a "Special Reserve Bank Account for the Exclusive Benefit of Customers."